As filed with the U.S. Securities and Exchange Commission on April 5, 2011

1933 Act File No. 333-166771

1940 Act File No. 811-22123

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

(Check appropriate box or boxes)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.

Post-Effective Amendment No. 4	☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 12	☒

Nuveen Municipal High Income Opportunity Fund 2

(Exact name of Registrant as Specified in Charter)

333 West Wacker Drive, Chicago, Illinois 60606

(Address of Principal Executive Offices)

(Number, Street, City, State, Zip Code)

(Registrant’s Telephone Number, including Area Code): (800) 257-8787

Kevin J. McCarthy

Vice President and Secretary

333 West Wacker Drive

Chicago, Illinois 60606

Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

Copies to:

Monica L. Parry

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

If the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective immediately pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-166771) of Nuveen Municipal High Income Opportunity Fund 2 (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 4 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 4 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 4 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C—OTHER INFORMATION

Item 25: Financial Statements and Exhibits.

1.	Contained in Part A:
Financial Highlights for the fiscal years ended October 31, 2007, 2008, 2009 and 2010.

Contained in Part B:
Financial Highlights are incorporated in Part B by reference to Registrant’s October 31, 2010 Annual Report (audited) on Form N-CSR as filed with the SEC on January 7, 2011.

2.	Exhibits:

a.1	Declaration of Trust of Nuveen Municipal High Income Opportunity Fund 2 (the “Fund” or the “Registrant”) dated September 13, 2007. Filed on September 17, 2007 as Exhibit a to Registrant’s Registration Statement on Form N-2 (File No. 333-146117) and incorporated by reference herein.

a.2	Amended and Restated Declaration of Trust, dated October 4, 2007. Filed on October 5, 2007 as Exhibit a.2 to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 (File No. 333-146117) and incorporated by reference herein.

b.	Amended and Restated By-Laws of Registrant, dated November 18, 2009. Filed on May 12, 2010 as Exhibit b to Registrant’s Registration Statement on Form N-2 (File No. 333-166771) and incorporated by reference herein.

c.	None.

d.	Not Applicable.

e.	Terms and Conditions of the Automatic Dividend Reinvestment Plan. Filed on October 24, 2007 as Exhibit e to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 (File No. 333-146117) and incorporated by reference herein.

f.	None.

g.1	Investment Management Agreement between Registrant and Nuveen Asset Management (now, Nuveen Fund Advisors, Inc.) dated November 13, 2007. Filed on November 14, 2007 as Exhibit g to Pre-Effective Amendment No. 3 to Registrant’s Registration Statement on Form N-2 (File No. 333-146117) and incorporated by reference herein.

g.2	Sub-Advisory Agreement between Nuveen Fund Advisors, Inc. and Nuveen Asset Management, LLC dated December 31, 2010. Filed on March 21, 2011 as Exhibit g.2 to Registrant’s Registration Statement on Form N-2 (File No. 333-166771) and incorporated by reference herein.

h.1	Form of Distribution Agreement. Filed on October 25, 2009 as Exhibit h.1. to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 (File No. 333-159616) and incorporated by reference herein.

h.2	Form of Equity Distribution Agreement. Filed on October 23, 2009 as Exhibit h.2. to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 (File No. 333-159616) and incorporated by reference herein.

h.3	Form of Merrill Lynch & Co. Standard Dealer Agreement. Filed on November 14, 2007 as Exhibit h.3 to Pre-Effective Amendment No. 3 to Registrant’s Registration Statement on Form N-2 (File No. 333-146117) and incorporated by reference herein.

h.4	Form of Nuveen Master Selected Dealer Agreement. Filed on November 14, 2007 as Exhibit h.4 to Pre-Effective Amendment No. 3 to Registrant’s Registration Statement on Form N-2 (File No. 333-146117) and incorporated by reference herein.

h.5	Form of Merrill Lynch & Co. Master Agreement Among Underwriters. Filed on November 14, 2007 as Exhibit h.5 to Pre-Effective Amendment No. 3 to Registrant’s Registration Statement on Form N-2 (File No. 333-146117) and incorporated by reference herein.

h.6	Form of Dealer Letter Agreement. Filed on November 14, 2007 as Exhibit h.6 to Pre-Effective Amendment No. 3 to Registrant’s Registration Statement on Form N-2 (File No. 333-146117) and incorporated by reference herein.

h.7	Distribution Agreement between Registrant and Nuveen Investments, LLC dated May 27, 2010. Filed on July 7, 2010 as Exhibit h.7 to Registrant’s Registration Statement on Form N-2 (File No. 333-166771) and incorporated by reference herein.

h.8	Amended and Restated Equity Distribution Agreement between Registrant, Nuveen Investments, LLC, Nuveen Fund Advisors, Inc. and Nuveen Asset Management, LLC dated March 30, 2011.*

i.	Nuveen Open-End and Closed-End Funds Deferred Compensation Plan for Independent Directors and Trustees (As Amended and Restated Effective January 1, 2009). Filed on March 21, 2011 as Exhibit i. to Registrant’s Registration Statement on Form N-2 (File No. 333-166771) and incorporated by reference herein.

j.1	Amended and Restated Master Custodian Agreement between Registrant and State Street Bank and Trust Company dated February 25, 2005. Filed on November 14, 2007 as Exhibit j to Pre-Effective Amendment No. 3 to Registrant’s Registration Statement on Form N-2 (File No. 333-146117) and incorporated by reference herein.

j.2	Appendix A dated March 17, 2010 to the Amended and Restated Master Custodian Agreement dated February 25, 2005. Filed on March 21, 2011 as Exhibit j.2 to Registrant’s Registration Statement on Form N-2 (File No. 333-166771) and incorporated by reference herein.

k.1	Transfer Agency and Service Agreement between Registrant and State Street Bank and Trust Company dated October 7, 2002. Filed on November 14, 2007 as Exhibit k to Pre-Effective Amendment No. 3 to Registrant’s Registration Statement on Form N-2 (File No. 333-146117) and incorporated by reference herein.

k.2	Schedule A dated April 27, 2010 to the Transfer Agency and Service Agreement dated October 7, 2002. Filed on March 21, 2011 as Exhibit k.2 to Registrant’s Registration Statement on Form N-2 (File No. 333-166771) and incorporated by reference herein.

l.	Consent of Morgan, Lewis & Bockius LLP. Filed on March 21, 2011 as Exhibit l. to Registrant’s Registration Statement on Form N-2 (File No. 333-166771) and incorporated by reference herein.

m.	None.

n.	Consent of Ernst & Young LLP. Filed on March 21, 2011 as Exhibit n. to Registrant’s Registration Statement on Form N-2 (File No. 333-166771) and incorporated by reference herein.

o.	None.

p.	Subscription Agreement of Nuveen Asset Management (now, Nuveen Fund Advisors, Inc.) dated October 16, 2007. Filed on October 24, 2007 as Exhibit p to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 (File No. 333-146117) and incorporated by reference herein.

q.	None.

r.	Code of Ethics and Reporting Requirements of Nuveen Investments, Inc. (including affiliated entities) and the Nuveen Funds. Filed on March 21, 2011 as Exhibit r. to Registrant’s Registration Statement on Form N-2 (File No. 333-166771) and incorporated by reference herein.

s.	Powers of Attorney. Filed on May 29, 2009 as Exhibits to Registrant’s Registration Statement on Form N-2 (File No. 333-159616) and incorporated by reference herein.

*	Filed herewith.

Item 26: Marketing Arrangements.

See the relevant Sections of the Distribution Agreement and the Amended and Restated Equity Distribution Agreement which have been filed as Exhibits (h)(7) and (h)(8) to the Registration Statement.

Item 27: Other Expenses of Issuance and Distribution.

Printing and Engraving Fees	$35,000
Legal Fees	10,000
Accounting Fees	10,000
Miscellaneous Fees	10,000

Total	$65,000

Item 28: Persons Controlled by or under Common Control with Registrant.

Not applicable.

Item 29: Number of Holders of Securities.

At February 28, 2011:

Title of Class	Number of Record Holders
Common Shares, $0.01 par value	6,345

Item 30: Indemnification.

Section 4 of Article XII of the Registrant’s Declaration of Trust provides as follows:

Subject to the exceptions and limitations contained in this Section 4, every person who is, or has been, a Trustee, officer, employee or agent of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

No indemnification shall be provided hereunder to a Covered Person:

(a) against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which die proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(b) with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust; or

(c) in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b)) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he did not engage in such conduct:

(i) by a vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

(ii) by written opinion of independent legal counsel.

The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 4 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 4, provided that either:

(a) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

(b) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

As used in this Section 4, a “Disinterested Trustee” is one (x) who is not an Interested Person of the Trust (including anyone, as such Disinterested Trustee, who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (y) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending.

As used in this Section 4, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, actions, suits, proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words “liability” and “expenses” shall include without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

The trustees and officers of the Registrant are covered by Investment Trust Directors and Officers and Errors and Omission policies in the aggregate amount of $50,000,000 (with a maximum deductible of $1,000,000 for cost of correction and $2,500,000 for all other claims) against liability and expenses of claims of wrongful acts arising out of their position with the Registrant, except for matters that involve willful acts, bad faith, gross negligence and willful disregard of duty (i.e., where the insured did not act in good faith for a purpose he or she reasonably believed to be in the best interest of the Registrant or where he or she had reasonable cause to believe this conduct was unlawful). The policy has a $1,000,000 deductible for operational failures (after the deductible is satisfied, the insurer would cover 80% of any operational failure claims and the Fund would be liable for 20% of any such claims) and $1,000,000 deductible for all other claims, with $0 deductible for individual insureds.

Section 6 of the Form of Equity Distribution Agreement to be filed as Exhibit h.2 to this Registration Statement provides for each of the parties thereto, including the Registrant and the Agent, to indemnify the others, their trustees, directors, certain of their officers, trustees, directors and persons who control them against certain liabilities in connection with the offering described herein, including liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31: Business and Other Connections of Investment Adviser and Sub-Adviser.

A description of any other business, profession, vocation or employment of a substantial nature in which the directors and officers of NFA who serve as officers or Trustees of the Registrant have engaged during the last two years for his or her account or in the capacity of director, officer, employee, partner or trustee appears under “Management” in the Statement of Additional Information. Such information for the remaining senior officers of NFA appears below:

Name and Position with NFA	Other Business, Profession, Vocation or Employment During Past Two Years
Thomas J. Schreier, Jr., Co-President

Vice Chairman of Nuveen Investments, Inc.; Chairman of Nuveen Asset Management, LLC; formerly, Chief Executive Officer and Chief Investment Officer of FAF Advisors; formerly, President of First American Funds.

Name and Position with NFA	Other Business, Profession, Vocation or Employment During Past Two Years
Sherri A. Hlavacek, Managing Director and Corporate Controller

Managing Director and Corporate Controller of Nuveen Investments, Inc., Nuveen Investments, LLC, Nuveen Investments Advisers Inc., Nuveen Investments Holdings, Inc. and of Nuveen Asset Management, LLC (since 2011); Vice President and Controller of Nuveen Investment Solutions, Inc., NWQ Investment Management Company, LLC, NWQ Holdings, LLC, Santa Barbara Asset Management, LLC, Tradewinds Global Investors, LLC, Symphony Asset Management LLC and Nuveen HydePark Group, LLC; Certified Public Accountant.

Mary E. Keefe, Managing Director and Chief Compliance Officer

Managing Director (since 2004) and Director of Compliance of Nuveen Investments, Inc.; Managing Director and Chief Compliance Officer of Nuveen Investments, LLC, Nuveen Asset Management, LLC, Nuveen Investments Advisers Inc., Symphony Asset Management LLC, Santa Barbara Asset Management, LLC, Nuveen Investment Solutions, Inc. and Nuveen HydePark Group, LLC; Vice President and Assistant Secretary of Winslow Capital Management, Inc. and NWQ Holdings, LLC.

John L. MacCarthy, Director, Executive Vice President and Secretary

Executive Vice President (since 2008), Secretary and General Counsel (since 2006) of Nuveen Investments, Inc., Nuveen Investments, LLC and Nuveen Investments Holdings, Inc.; Executive Vice President (since 2008) and Secretary (since 2006) of Nuveen Investments Advisers Inc., NWQ Holdings, LLC, NWQ Investment Management Company, LLC, Tradewinds Global Investors, LLC, Symphony Asset Management LLC, Santa Barbara Asset Management, LLC, Nuveen Hyde Park Group, LLC and Nuveen Investment Solutions, Inc.; Executive Vice President and Secretary (since 2011) of Nuveen Asset Management, LLC; Director, Vice President and Secretary of Winslow Capital Management, Inc.

Glenn R. Richter, Director	Executive Vice President, Chief Administrative Officer of Nuveen Investments, Inc. (since 2006); Executive Vice President of Nuveen Investments, LLC; Executive Vice President of Nuveen Investments Holdings, Inc.; Chief Administrative Officer of NWQ Holdings, LLC.

Nuveen Asset Management, LLC (“Nuveen Asset Management”) acts as sub-investment adviser to the Registrant and also serves as sub-investment adviser to other open-end and closed-end funds and investment adviser to separately managed accounts. The following is a list of the senior officers of Nuveen Asset Management. The principal business address of each person is 333 West Wacker Drive, Chicago, Illinois 60606.

Name and Position with Nuveen Asset Management	Other Business, Profession, Vocation or Employment During Past Two Years
Thomas J. Schreier, Jr., Chairman

Vice Chairman of Nuveen Investments, Inc., and Co-President of Nuveen Fund Advisors, Inc., formerly, Chief Executive Officer and Chief Investment Officer of FAF Advisors, formerly, President, First American Funds.

William T. Huffman, President

Chief Operating Officer, Municipal Fixed Income (since 2008) of Nuveen Fund Advisors, Inc.; previously, Chairman, President and Chief Executive Officer (2002-2007) of Northern Trust Global Advisors, Inc. and Chief Executive Officer (2007) of Northern Trust Global Investments Limited; CPA.

Name and Position with Nuveen Asset Management	Other Business, Profession, Vocation or Employment During Past Two Years
John L. MacCarthy, Executive Vice President and Secretary

Director, Executive Vice President and Secretary of Nuveen Fund Advisors, Inc.; Executive Vice President (since 2008), Secretary and General Counsel (since 2006) of Nuveen Investments, Inc., Nuveen Investments, LLC and Nuveen Investments Holdings, Inc.; Executive Vice President (since 2008) and Secretary (since 2006) of Nuveen Investments Advisers Inc., NWQ Holdings, LLC, NWQ Investment Management Company, LLC, Tradewinds Global Investors, LLC, Symphony Asset Management LLC, Santa Barbara Asset Management, LLC, Nuveen HydePark Group, LLC and Nuveen Investment Solutions, Inc.; Director, Vice President and Secretary of Winslow Capital Management, Inc.

Charles R. Manzoni, Jr., Executive Vice President and General Counsel	Formerly, Chief Risk Officer, and Secretary and General Counsel, director on Board of Directors, FAF Advisors.

Sherri A. Hlavacek, Managing Director and Corporate Controller

Managing Director and Corporate Controller of Nuveen Investments, Inc., Nuveen Investments, LLC, Nuveen Investments Advisers Inc., Nuveen Investments Holdings, Inc. and (since 2011) Nuveen Fund Advisors, Inc.; Vice President and Controller of Nuveen Investment Solutions, Inc., NWQ Investment Management Company, LLC, NWQ Holdings, LLC, Santa Barbara Asset Management, LLC, Tradewinds Global Investors, LLC, Symphony Asset Management LLC and Nuveen HydePark Group, LLC; Certified Public Accountant.

Mary E. Keefe, Managing Director and Chief Compliance Officer

Managing Director and Chief Compliance Officer (since 2011) of Nuveen Fund Advisors, Inc.; Managing Director (since 2004) and Director of Compliance of Nuveen Investments, Inc.; Managing Director and Chief Compliance Officer of Nuveen Investments, LLC, Nuveen Investments Advisers Inc., Symphony Asset Management LLC, Santa Barbara Asset Management, LLC, Nuveen Investment Solutions, Inc. and Nuveen HydePark Group, LLC; Vice President and Assistant Secretary of Winslow Capital Management, Inc. and NWQ Holdings, LLC.

Item 32: Location of Accounts and Records.

NFA, 333 West Wacker Drive, Chicago, Illinois 60606, maintains the Declaration of Trust, By-Laws, minutes of trustees and shareholders meetings and contracts of the Registrant and all advisory material of the investment adviser.

State Street Bank and Trust Company, 250 Royall Street, Canton, Massachusetts, 02021, maintains all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records not maintained by NFA.

Item 33: Management Services.

Not applicable.

Item 34: Undertakings.

1.	Registrant undertakes to suspend the offering of its shares until it amends its prospectus if: (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.	(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of this registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	The Registrant undertakes that:

a. For purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

b. For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Chicago, and State of Illinois, on the 5th day of April, 2011.

NUVEEN MUNICIPAL HIGH INCOME OPPORTUNITY FUND 2

/S/ KEVIN J. MCCARTHY
Kevin J. McCarthy, Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title			Date
/S/ STEPHEN D. FOY STEPHEN D. FOY	Vice President and Controller (principal financial and accounting officer)			April 5, 2011

/S/ GIFFORD R. ZIMMERMAN GIFFORD R. ZIMMERMAN	Chief Administrative Officer (principal executive officer)

ROBERT P. BREMNER*	Chairman of the Board and Trustee	ý ï ï ï ï ï ï ï ï ï ï þ ï ï ï ï ï ï ï ï ï ï ï ï ý	By*:	/S/ Kevin J. McCarthy KEVIN J. MCCARTHY, Attorney-in-Fact April 5, 2011
JOHN P. AMBOIAN*	Trustee
JACK B. EVANS*	Trustee
WILLIAM C. HUNTER*	Trustee
DAVID J. KUNDERT*	Trustee
WILLIAM J. SCHNEIDER*	Trustee
JUDITH M. STOCKDALE*	Trustee
CAROLE E. STONE*	Trustee

TERENCE J. TOTH*	Trustee

*	The original powers of attorney authorizing Kevin J. McCarthy and Gifford R. Zimmerman, among others, to execute this Registration Statement, and Amendments thereto, for the trustees of the Registrant on whose behalf this Registration Statement is filed, have been executed and filed as Exhibit (s) to the Registrant’s Registration Statement filed on Form N-2 May 29, 2009 (File No. 333-159616).

EXHIBIT INDEX

Name	Exhibit

Amended and Restated Equity Distribution Agreement between Registrant, Nuveen Investments, LLC, Nuveen Fund Advisors, Inc. and Nuveen Asset Management, LLC dated March 30, 2011	h.8